UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Nabi Biopharmaceuticals

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

629519109

(CUSIP Number of Class of Securities)

Raafat E.F. Fahim, Ph.D.

12270 Wilkins Avenue

Rockville, Maryland 20852

(301) 770-3099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Joseph E. Gilligan, Esq.

Eun Ah Choi, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, District of Columbia 20004

(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,440,633.28	$2,800.90

*	The transaction value is calculated only for purposes of determining the amount of the filing fee. This amount was calculated based on 14,547,996 shares of common stock, par value $0.10, being accepted for purchase at a price of $1.68 per share, plus an additional 857,520 shares of common stock, par value $0.10, being accepted for purchase at a price of $1.68 per share, representing an additional 2% of the outstanding shares as of immediately prior to commencement of the tender offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,635.80	Filing Party: Nabi Biopharmaceuticals
Form or Registration No.: Schedule TO	Date Filed: July 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d–1.

☒ issuer tender offer subject to Rule 13e–4.

☐ going-private transaction subject to Rule 13e–3.

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 2, 2012 by Nabi Biopharmaceuticals, a Delaware corporation (“Nabi” or the “Company”), as amended and supplemented by Amendment No. 1 filed with the SEC on July 19, 2012 and Amendment No. 2 filed with the SEC on July 31, 2012, (the “Schedule TO”), in connection with the Company’s offer to purchase up to $23 million in value of shares of its common stock, $0.10 par value per share (the “Shares), at a price not greater than $1.72 nor less than $1.58 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”).

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. All information in the Offer to Purchase and related Letter of Transmittal, including all schedules and annexes thereto, which were previously filed with the Schedule TO, remain unchanged except that such information is hereby amended and supplemented to the extent specifically provided for herein. You should read this Amendment No. 3 together with the Schedule TO the Offer to Purchase dated July 2, 2012 and the Letter of Transmittal.

ITEM 11.	Additional Information.

Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented to include the following:

“On August 2, 2012, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, at the end of the day, New York City time, on Monday, July 30, 2012. A copy of such press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.”

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(D) Press Release issued by Nabi Biopharmaceuticals on August 2, 2012

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NABI BIOPHARMACEUTICALS

By:	/s/ Raafat E.F. Fahim, Ph.D.
Name: Title:	Raafat E.F. Fahim, Ph.D. President and CEO

Date: August 2, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated July 2, 2012.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release issued by Nabi Biopharmaceuticals on July 2, 2012.

(a)(5)(B)**	Press Release issued by Nabi Biopharmaceuticals on July 19, 2012.

(a)(5)(C)***	Press Release issued by Nabi Biopharmaceuticals on July 31, 2012.

(a)(5)(D)†	Press Release issued by Nabi Biopharmaceuticals on August 2, 2012.

(b)	Not applicable.

(d)(1)	Merger Implementation Agreement between Nabi Biopharmaceuticals and Biota Holdings Limited, dated April 22, 2012 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on April 23, 2012).

(d)(2)	Rights Agreement dated as of August 25, 2011 between Nabi Biopharmaceuticals and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on August 25, 2011).

(d)(3)	2004 Stock Plan for Non-Employee Directors (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement filed with the SEC on April 9, 2004).

Exhibit Number	Description

(d)(4)	1998 Non-Qualified Employee Stock Option Plan (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998).

(d)(5)	2000 Equity Incentive Plan, as amended (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement filed with the SEC on April 9, 2004).

(d)(6)	2000 Equity Incentive Plan Award Letter (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 25, 2004).

(d)(7)	2000 Equity Incentive Plan Special Award Letter (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 25, 2004).

(d)(8)	2007 Omnibus Equity and Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement filed with the SEC on April 12, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on July 2, 2012
**	Previously filed with Amendment No. 1 to the Schedule TO on July 19, 2012
***	Previously filed with Amendment No. 2 to the Schedule TO on July 31, 2012
†	Filed herewith